Directors: RP Edey (British) (Chairman) \ Dr TJ Motlatsi (Deputy Chairman) \ RM Godsell (Chief Executive Officer) \ FB Arisman (American)
RE Bannerman (Ghanaian) \ Mrs E Le R Bradley \ Mrs Carroll (American) \ R Carvalho Silva (Brazilian) \ R Médori (French) \ JH Mensah (Ghanaian) \
WA Nairn \ NF Nicolau \ Prof Wiseman L Nkuhlu \ SM Pityana \ SR Thompson (British) \ S Venkatakrishnan (British)
Alternate Directors: AH Calver (British) \ PG Whitcutt
Managing Secretary: Yedwa Simelane
AngloGold Ashanti Limited \ Reg. No.1944/017354/06
76 Jeppe Street, Newtown, Johannesburg, 2001\ PO Box 62117 \ Marshalltown \ 2107 \ South Africa
Ms Jill Davis
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
Washington DC 20549-0405
United States of America

June 27, 2007

Re:
AngloGold Ashanti Limited
Form 20-F for the year ended December 31, 2005 (Filed March 20, 2006)
File No. 1-14846

Dear Ms Davis:

Introduction:
AngloGold Ashanti is pleased to respond to the comments raised in your letter dated June 21, 2007.
For convenience, we have reproduced your comments in bold followed by our response.
Form 20-F for the Fiscal Year Ended December 31, 2005
Notes to the Consolidated Financial Statements, page F-5
Note 4 Significant Accounting Policies, page F-12
1.   We note from your response to comment two from our letter dated February 28,2007, that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the items below. In addition, disclose the impact on net income and earnings per share for all periods presented, as well as opening retained earnings to present your financial statement results had you expensed such costs as incurred.

• Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.

• Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:
a. Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;

b. You can obtain the benefit and control others access to it, and,

c. The transaction or event giving rise to your right to or control of the benefit has already occurred.

• Expand your accounting policy to explain how you determine whether or not you have met the above criteria,

• Clarify, if true, how the stage of mine development impacts whether or not an expenditure represents an asset.
AngloGold Ashanti will include the following disclosure under:
1. Item 5 – Operating and Financial Review and Prospects – under critical accounting policies
2. Item 18 – Significant Accounting Policies – under 4.25 Exploration and Evaluation costs

“Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit that contain proven and probable reserves are exploration expenditures and are expensed as incurred.

Drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine are capitalized when management determines that there is sufficient evidence that the expenditure will result in a future economic benefit to the company in the accounting period when the expenditure is made. Management evaluates whether or not there is sufficient geologic and economic certainty of being able to convert a residual mineral deposit into a proven and probable reserve at a development stage or production stage mine, based on the known geologic and metallurgy, existing mining and processing facilities, operating permits and environmental programs. Therefore prior to capitalizing such costs, management determines that the following conditions have been met:
a. There is a probable future benefit;
b. AngloGold Ashanti can obtain the benefit and control access to it; and
c. The transaction or event giving rise to it has already occurred.

We understand that there is diversity in practice within the mining industry, in that some companies expense the drilling and related costs incurred to define and delineate residual mineral deposits that have not been classified as proven and probable reserves at a development stage or production stage mine. Had AngloGold Ashanti expensed such costs as incurred, net income, earnings per share and retained earnings would have been lower by approximately the following amounts:

3
2004
2005
2006
Net income (US$ millions) 7 13 12
Earnings per share (US$ cents) 3 5 5
Retained income – January 1 (US$ millions) 27 34 47
Retained income – December 31 (US$ millions) 34 47 59

In addition, AngloGold Ashanti will include the following disclosure under Risk Factors in its Annual
Report on Form 20-F for the financial year ended on December 31, 2006:

“Diversity in interpretation and application of accounting literature in the mining industry may impact AngloGold Ashanti’s reported financial results

The mining industry has limited industry specific accounting literature. As a result, diversity exists in the interpretation and application of accounting literature to mining specific issues. For example,
AngloGold Ashanti capitalizes the drilling and related costs incurred to define and delineate a residual mineral deposit that has not been classified as proven and probable reserves at a development stage or production stage mine, whereas some companies expense such costs (See Item 5 - Operating and
Financial Review and Prospects – critical accounting policies). As and when diversity in interpretation and application is addressed, it may impact AngloGold Ashanti’s reported results should the adopted interpretation differ from the position followed by AngloGold Ashanti.”

General:
As customary, we have discussed the contents of our response with our auditors, Ernst & Young. If you have any question please feel free to contact me at +27 11 637 6717 or Mr. Adrian Macartney or
Mr. Alan Millings of Ernst & Young at +27 11 772 3052 and +44 207 951 0469 respectively.

Sincerely yours
/s/  S Venkatakrishnan

Srinivasan Venkatakrishnan
Executive Director - Finance

cc        Mr. K Davies, Mr J Staples & V Chamberlain – AngloGold Ashanti Limited
Mr. A Macartney & Mr. A Millings – Ernst & Young
Mr. R Price – Shearman & Sterling